EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 17, 2005	June 18, 2004
Income (loss) from continuing operations before income taxes	$123	$(33)
Add (deduct):
Fixed charges	266	291
Capitalized interest	(2)	(2)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	12	2
Net losses related to certain 50% or less owned affiliates	1	8
Distributions from equity investments	1	1
Dividends on preferred stock	(16)	(20)
Issuance costs of redeemed Class B preferred stock	(4)	—

Adjusted earnings	$384	$250

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$223	$248
Capitalized interest	2	2
Dividends on preferred stock	16	20
Portion of rents representative of the interest factor	21	21
Issuance costs of redeemed Class B preferred stock	4	—

Total fixed charges and preferred stock dividends	$266	$291

Ratio of earning to fixed charges and preferred stock dividends	1.4	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$(41)